John Deere Receivables, Inc.

1 East First Street, Suite 600

Reno, Nevada 89501

February 2, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Katherine Hsu

Re:	John Deere Receivables, Inc.

Registration Statement on Form SF-3

Filed November 17, 2015

File No. 333-208068

Dear Ladies and Gentlemen:

On behalf of John Deere Receivables, Inc. (the “Company”), and in response to the letter dated January 27, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company, we submit the following response, together with Amendment No. 2 to the Registration Statement on Form SF-3.

The numbered paragraph below sets forth your comment in italicized text together with our response. The heading and number corresponds to the heading and numbered paragraph in your letter. Page references in our response are references to the page numbers in the form of prospectus (the “Prospectus”) included in Amendment No. 2 to the Registration Statement on Form SF-3.

Form of Prospectus

The Receivables Pool

Dispute Resolution, page 33

Ms. Katherine Hsu

Securities and Exchange Commission

February 2, 2016

1.	We note your disclosure that each notice of a repurchase demand must “specifically identify the receivable to be repurchased and specify the representations or warranties allegedly breached.” Please clarify what information noteholders will be provided relating to alleged breaches of representation or warranty in order to make a sufficient notice. For example, we note that on page 32 you do not indicate whether the Form 10-D information containing a summary of the asset representations reviewer’s report will include receivable-level information or aggregated data.

Response: We have revised the disclosure on page 32 of the Prospectus to clarify that a complete copy of the asset representations reviewer’s report will be made available to noteholders upon request, in order for them to specifically identify the receivable to be repurchased and specify the representations or warranties allegedly breached.

2.	We note your response to comment 13 of our letter dated December 4, 2015. Please revise your disclosure to clarify that the constraint on methods such as statistical sampling does not pertain to the party making a determination whether noncompliance with the representations and warranties constitutes a breach.

Response: We have revised the disclosure on page 33 of the Prospectus to clarify that methods such as statistical sampling may be used to determine whether noncompliance with the representations and warranties constitutes a breach.

3.	We note your response to comment 17 and reissue in part. In particular, your disclosure relating to the burden of proof that will shift from a preponderance of the evidence to clear and convincing evidence of a breach is not subject to the arbitration panel’s discretion to modify. The imposition of a higher evidentiary standard in such instance appears to discourage investors from pursuing arbitration. Please revise or tell us why it is appropriate for the sponsor, and not the arbitration panel, to determine the evidentiary standard.

Response: We have revised the disclosure on page 34 of the Prospectus to clarify that the panel will have discretion to determine the evidentiary standard.

4.	We note your disclosure that “the proceedings of the mediation or arbitration, including the occurrence of such proceedings, …will be kept strictly confidential by both parties...” Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response: We hereby confirm that any restrictions relating to dispute resolutions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Description of the Notes

The Indenture – Events of Default; Rights upon Event of Default, page 62

5.	We note your revisions in response to our prior comment 21. Please revise to add that when such directions or requests relate to dispute resolution, the indenture trustee is also required to honor directions or requests from the noteholders. The asset representations review process may be separate from the dispute resolution process.

Ms. Katherine Hsu

Securities and Exchange Commission

February 2, 2016

Response: We have revised the disclosure on page 63 of the Prospectus to clarify that the Indenture Trustee is also required to honor directions or requests from the noteholders relating to repurchase requests in connection with the dispute resolution process.

***********************

Ms. Katherine Hsu

Securities and Exchange Commission

February 2, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact our counsel, Stuart K. Fleischmann of Shearman & Sterling LLP, at (212) 848-7527.

Sincerely,

/s/ Rajesh Kalathur
Rajesh Kalathur
President, John Deere Receivables, Inc.

cc:	Stacy P. Thomas, John Deere

Stuart K. Fleischmann, Shearman & Sterling LLP